Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

LinkedIn Post of Hotel101 Global

South China Morning Post, published on April 14, 2024

Philippines’ Hotel101, founded by Jollibee owner, eyes million-room, 100-country milestones while standardizing rooms with dynamic pricing

●	The Philippines hotel chain aims to merge with Hong Kong-based JVSPAC Acquisition Corporation this year ahead of a Nasdaq listing

●	Hotel101 is seeking to expand in 25 countries including popular tourist destinations in Europe, Southeast Asia and the Middle East by 2026

Hotel101 Global, a global mid-market segment hotel operator, is targeting 1 million rooms and a presence in more than 100 countries by 2050, using the franchise route its founder Tony Tan Caktiong employed to turn Jollibee into the biggest fast-food chain in the Philippines.

Hotel101, a unit of property developer Double Dragon, has agreed to merge with Hong Kong-based JVSPAC Acquisition Corporation, and the combined company targets a NASDAQ listing in the second half of the year, said CEO Hannah Yulo-Luccini. Nasdaq-listed special purpose acquisition company (SPAC) JVSPAC is based in Hong Kong.

The combined entity which is expected to be valued at US$2.3 billion aims to become the first Filipino company to list via SPAC on the Nasdaq.

“The listing in Nasdaq will elevate the brand in a totally different way, globally,” said Yulo-Luccini. “And as we build more hotels, the more recognised the brand will be, the bigger the ecosystem and more beneficial to all the stakeholders.”

In the near term, Hotel101 is seeking to expand in 25 countries including popular tourist destinations such as France, Italy, Switzerland, Thailand, Malaysia, Vietnam and the United Arab Emirates by 2026.

Currently, the group has three hotels located in the Philippine capital Manila, and in neighbouring Quezon City and Taguig City. Five more are expected to be built in the country, with the completion dates yet to be announced.

Hotel101 has also broken ground for a 680-room hotel in Madrid, Spain, while Hotel101 Niseko in Japan is currently under construction. A plot of land has been secured in Los Angeles, the location for the first Hotel101 in the US.

The group is pursuing three business growth models, franchising – where the group licenses the brand and business operations in exchange for a fee, condotels – which offers hotel rooms to individual investors – and traditional hotel operations.

In the Philippines, about two-thirds of Jollibee’s 1,239 stores are franchised, according to the company’s latest annual report. Overseas, 102 of its outlets are franchised, while 319 are company-owned and located in the US, Canada, Italy, UK, Hong Kong, Singapore, Spain, Vietnam, and Brunei, among others.

“Franchising would just be a faster way of elevating the brand and will be beneficial for the entire ecosystem,” Yulo-Luccini said. “But all the different avenues from direct development to joint venture to franchising have equally important merits in our expansion plan.”

The company is also offering hotel rooms to individual investors, where Hotel101 will realise an outright gain as in a developer selling a flat or a residential unit to a homebuyer. In turn, the investor will share the company’s revenue once the hotel becomes operational.

Management will remain with Hotel101 as it seeks to standardise the look, operation and services of its properties, she added.

For example, all the group’s hotels will have 21 square feet of space, with a queen-sized and a single bed to accommodate three guests and an array of amenities and appliances available in the room such as a kitchenette, microwave, refrigerator, TV, desk and a luggage rack, among others. Even the pillows, blankets and bulbs will have the same look.

The group is also pursuing a seamless check-in for all its guests where they only need Hotel101’s app to get them into their rooms. The ultimate aim, said Yulo-Luccini, is to have the similar rooms in all their hotels, whether they are located in Spain, Japan, the US or elsewhere.

“What we see in the hospitality space today, the opportunity, the gap, is really standardisation,” she said. “We believe in the value segment that standardisation works really well across many, many segments.”

“The entire budget airline industry, for example, sells only one product, the economy seat, they changed the cover, but never the seat,” Yulo-Luccini said. “So they’re essentially selling one product. But the hospitality space, especially the value segment, which pretty much is similar to the budget airline segments should operate in the same way, because standardisation brings what we believe to be unbeatable efficiency.”

Hotel rates, however, will not be standardised and will reflect a dynamic pricing depending on the seasonality and availability of rooms, she said.

TRANSCRIPT OF AN INTERVIEW WITH HANNAH YULO-LUCCINI, CEO OF HOTEL101 GLOBAL PTE. LTD. ON CNBC ON APRIL 10, 2024

HOTEL101 GLOBAL CEO ON THE UPCOMING SPAC MERGER AND U.S. LISTING PLANS

Hannah Yulo-Luccini (Hannah): Why now is really, you know, amazing travel rebound, tourism prospects, it is a wonderful time for hospitality companies to seek access to public markets and that is exactly what we are doing. Being technology driven, NASDAQ being the natural home for technology companies especially with our aspiration for ninety per cent of the business to be a global expansion, it just seemed like the ideal place to list.

Interviewer: You have ambitious expansion plans. You are going to be in Niseko, Madrid and Los-Angeles. Which of these properties will be opening up first and I am curious to know with your income model, how many of those rooms have you sold so far in that first market?

Hannah: Madrid will definitely be opening first because Niseko we have to stop construction during the snow-times, but both properties have very strong demand and we are looking forward to opening them and showing the world that the business model can work in every corner of the world which is why we decided to have our expansion plans in Spain, Japan, as well as the U.S.

Interviewer: I am seeing these crazy numbers, you want to be in as many as one hundred countries, but twenty-five countries to start in some key markets, places like Japan, Spain, the United Kingdom, the UAE, India, China. What would be your priority markets first?

Hannah: It would really depend on the availability of prime land because all of our hotels are built from the ground up, specifically for a hospitality purpose. We build large-scale hotels. On average we have about five hundred rooms. This allows us to make that standard one room unit even more efficient in a larger scale platform being professionally managed and being able to offer amenities you won’t typically find in a three-star hotel such as pools, gyms, all day dining, things like that.

Interviewer: With your massive, extensive, intensive expansion plans, this is capital intensive, so will there be a need to raise more money and how big is your treasure chest right now?

Hannah: Well, the good thing about it being an asset-light platform, having being able to generate revenues twice, initially during the construction phase and then on a long-term basis we have a long-term management contract with our unit owners. The good thing about it is that we are able to recycle capital much faster than traditional hotel developers. And so in this sense, if we do raise capital at the appropriate time given market conditions, it would be really to accelerate our growth plans.

Hotel101’s “Asset Light” Business Model:

Interviewer: So you have the one standardized room called the Happy Room. Is it really a one-room-fits-all? Who is your target customer?

Hannah: So, I think the opportunity that we really see in the hospitality space today, especially in this value-segment is that of standardization. Like if you were to take a step back and close your eyes and thought what is a standard three-star hotel room? That picture wouldn’t be there because it doesn’t exist today and that is really our goal. So, it’s like a one-room-fits-all for a lot in that value segment because it fits three people, it has a kitchenette, so it is good for long-staying guests. Everything that is inside the room has a purpose to be there so its very, very functional. We have added connecting doors recently for families. It is good for business travelers as well.

Hotel101’s “Happy Room” Concept:

Interviewer: Its very interesting, in my reading I saw that you said that eventually you see the rooms just like one iconic hamburger in a global fast-food chain. The prices may change, but the burger doesn’t change.

Hannah: The burger does not change and obviously we are very fortunate to have the guidance of the two visionaries behind DoubleDragon coming from the fast-food space and the success that they’ve had managing publicly listed companies in the last few decades operating in multiple jurisdictions. I guess you could think of it as like a “fast-foodized” version of the three-star hotel room and that model has worked in many industries. I mean, if you take a step back, you look at the entire budget airline industry, the entire industry, no matter which company, sells exactly the same thing which is the economy seat, they just changed the seat cover, but it brings unbeatable efficiency, standardization.

Additional Information About the Business Combination and Where to Find It

The proposed business combination (the “Transactions”) will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC at G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024 and subsequent filings on Form 3 and Form 10-K, and when available, Form 4 and Form 10-Q. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward Looking Statements

This communication includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this communication. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Transactions. It does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

7